EXHIBIT D-4


                                   BEFORE THE

                     PUBLIC SERVICE COMMISSION OF WISCONSIN


Application of Wisconsin Power and Light Company for Approval
of Affiliated Interest Contracts with Affiliates Related to          6680-AU-110
the Sale of the Company's Accounts Receivables


                                      ORDER

                                   BACKGROUND

     On February 4, 2000, Wisconsin Power and Light Company (WP&L) filed an application for approval of an affiliated interest contract related to the sale of WP&L's accounts receivables (receivables). Included in the filing were seven contracts between various Alliant Energy Corporation affiliates and outside parties, which, when operated in unison, constitute an arrangement through which the receivables of various operating companies are aggregated and securitized (the Alliant program). The Commission has authority to approve affiliated contracts and agreements under Wis. Stat. ss.ss. 196.02(1), 196.52 and 196.795. Commission approval of the contracts and WP&L's participation in the arrangement
--------------------------------------------------------------------------------
is granted, subject to conditions.
---------------------------------

                                   DISCUSSION

     WP&L currently operates a program (WP&L program) under which it can sell up to $150 million of its receivables directly to CIESCO L. P. (CIESCO), an accounts receivable financing conduit owned by Elmrock Partners and managed by Citibank North America, Inc. Under the Alliant program, which is diagrammed in Figure 1, WP&L will organize WPL SPE LLC (WPL SPE), a special purpose entity
(SPE), as a subsidiary and enter into an operating agreement with it. WP&L will


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Docket 6680-AU-110


sell all of its Pool Receivables and related Security and Collections (as defined) (together, the "receivables") to WPL SPE under the terms of a Sales Agreement. Other operating companies, currently only IES Utilities, Inc. and Interstate Power Company, Iowa utilities which are foreign affiliates to WP&L, will also create special purpose entity subsidiaries and will sell their receivables to their respective SPE's under similar agreements.

     The three SPEs will organize Alliant Energy SPE LLC (Alliant SPE), another special purpose entity, and sell all of their receivables to Alliant SPE. A separate operating agreement and sales agreement will relate to this transaction level.

     Lastly, Alliant SPE will sell an undivided percentage ownership interest in the receivables to CIESCO for cash. A third sales agreement relates to this final transaction. While the sale of receivables qualifies as a true sale under applicable law and under Generally Accepted Accounting Principles, the Commission has determined in the public interest to treat the sale of receivables as the equivalent of a collateralized loan for regulatory purposes.

     WPL SPE will be a wholly owned subsidiary of WP&L and will own an interest in Alliant SPE. WPL SPE and Alliant SPE are therefore nonutility affiliates of WP&L, as defined in Wis. Stat.ss. 196.795(1)(j). WP&L, WPL SPE, and Alliant SPE are affiliated interests as defined in Wis. Stat. ss. 196.52.


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Docket 6680-AU-110


                                    Figure 1
                               Transaction Diagram

---------------------------     --------------    ---------------  -------------
  Wisconsin Power & Light    -   WPL SPE LLC    -
---------------------------     --------------

---------------------------     --------------
    IES Utilities, Inc.      -   IES SPE LLC    -  Alliant Energy - CIESCO L. P.
---------------------------     --------------        SPE LLC

---------------------------     --------------
  Interstate Power Company   -   IPC SPE LLC    -
---------------------------     --------------    ---------------  -------------


COMMISSION APPROVAL JURISDICTION

     In addition to the two levels of operating agreements and three levels of sales agreements referenced above, there is also an agreement providing for the purchase of an undivided percentage ownership interest in the receivables by Citibank in the event CIESCO is unable to issue commercial paper for any reason, and an agreement that provides a performance guaranty by, and limited recourse to, Alliant Energy Corporation with respect to defaulted receivables.

     WP&L represents that the multiple levels are necessary under FASB 125 to allow WP&L to record the transaction on its books as a sale of receivables rather than as short-term debt secured by its receivables.

     Wis. Stat. ss. 196.52(3)(a), requires Commission written approval of any contract or arrangement made between a public utility and an affiliated interest. WP&L in its filing represents that the sales agreement between WP&L and WPL SPE is the only affiliated interest contract requiring the Commission's approval. A review of the seven related agreements shows that both the operating agreement describing the operation of WPL SPE, and the sales agreement describing the sales of WP&L's receivables to WPL SPE, require execution by WP&L. Furthermore, all of the agreements operate in unison; many of the terms used in the sales agreement and operating agreements are defined in agreements


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Docket 6680-AU-110


that WP&L represents are not subject to Commission jurisdiction; and many of the operating options included in the other agreements directly or indirectly impact WP&L. For example, under section 2.02 of the sales agreement between WPL SPE and Alliant SPE, WPL SPE could sell WP&L's receivables to Alliant SPE for an additional equity interest. If WPL SPE were to do so, it would not have the cash to make a cash purchase from WP&L. Absent borrowing by WPL SPE, WP&L would receive an additional equity interest in WPL SPE rather than cash for its sale, as permitted in section 2.02 of the sales agreement between WP&L and WPL SPE.

     Consequently, the terms of the other agreements are material to the effect the proposed arrangement will have on WP&L. As a condition of its approval, the Commission will require that no changes made to the Alliant program that directly or indirectly affect WP&L or WPL SPE may be effectuated without prior Commission approval.

WITHDRAWAL FROM PROGRAM

     Section 7.03 of the operating agreement between the SPEs removes WPL SPE's rights to withdraw from Alliant SPE and its right to demand a return of its capital contribution except upon liquidation of Alliant SPE. Furthermore, as will be discussed, certain actions, which WPL SPE is allowed, could adversely affect WP&L. As a special purpose entity, WPL SPE's existence and participation in the arrangement is for WP&L's benefit and only necessary while WP&L participates in the program. Consequently, as a condition of its approval, the Commission will require WPL SPE to discontinue its sales of receivables to Alliant SPE at such time as WP&L discontinues its sales of receivables to WPL SPE, and will require WPL SPE to either dissolve or become inactive within 120 days thereafter, to liquidate its investment in Alliant SPE, and to return all


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Docket 6680-AU-110


funds and investments remaining to WP&L after paying the legitimate business expenses of the SPE, within that period of time.

PRICING DIFFERENCES

     In place of WP&L's current direct program with CIESCO, the Alliant program requires WP&L to sell its receivables to WPL SPE. WPL SPE in turn sells the receivables to Alliant SPE. Alliant SPE then sells an undivided interest in the receivables to CIESCO for cash. The proceeds which Alliant SPE receives from CIESCO are basically the same as the proceeds WP&L currently receives under the WP&L program. However, the price at which Alliant SPE buys the receivables from WPL SPE, which is basically the same price at which WPL SPE buys the receivables from WP&L, is determined on a different basis. As a result, the proceeds from CIESCO do not "flow-through" to WP&L; WP&L does not continue to receive the same proceeds from its receivables and the program as proposed provides for profit or losses at the Alliant SPE level. In addition, the purchase price paid by the SPEs, as described in section 2.03 of the sales agreements between WP&L and WPL SPE and between WPL SPE and Alliant SPE, and definition of Loss Percentage in the sales agreement between Alliant SPE and CIESCO, is the amount of the receivables discounted at a minimum of 9 percent plus the interest costs.

     In a non-regulated holding company, the differences in prices would not be important. While a price difference will cause one affiliate to incur additional (or alternately less) expenses, it will simultaneously cause the other affiliate to receive additional (or alternately less) revenue. While the individual affiliate's earnings are affected, the holding company as a whole is unaffected. However, WP&L is a regulated utility. The discount will be treated as a collection expense (Account 903) for which ratepayers are responsible. It will


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Docket 6680-AU-110


affect the regulatory earnings WP&L reports to the Commission and be considered in any future rate proceedings as recoverable expenses. Consequently, the program, as proposed, could result in a shifting of costs/earnings between the ratepayers and the company. Furthermore, the Commission has generally required sales from utilities to affiliates to be at the greater of cost or fair market value. The Commission therefore will require that, as a condition of its approval, that WP&L shall own 100 percent of WPL SPE at all times and that all excess cash (cash not required to meet legitimate expenses of the SPEs related to authorized activities of the SPEs) generated by Alliant SPE and WPL SPE from the sale of WP&L's receivables (whether as earnings or as return of capital) be returned to WP&L and credited against WP&L's expenses associated with the program. Moreover, the amount allowed to WP&L as bad debt expense for regulatory purposes will be limited to actual net write-offs in accordance with current practices.

DIVIDENDS

     Sections 5.03(i) of the sales agreements between WPL SPE and Alliant SPE and Alliant SPE and CIESCO limit dividend payments to not more frequently than monthly. If the transactions were treated on a flow-through basis as discussed above, the "dividends" or earnings or equity interests associated with discounting WP&L accounts receivables would have been available to WP&L on the day available. The company has agreed that Alliant SPE and WPL SPE will distribute all of their excess cash (cash not required to meet legitimate expenses of the SPE related to authorized activities of the SPE) daily and to assess program expenses monthly. The Commission will incorporate this commitment as a condition of approval.


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Docket 6680-AU-110


UNCOLLECTIBLES

     The program expenses incurred through the discounted pricing of the receivables include allowance for bad debt. The Commission will consider in WP&L's future rate proceedings appropriate adjustments to the uncollectible accounts expenses to ensure that customers will not be assessed twice for uncollectibles.

WPL SPE INVESTMENT

     Section 8.02 of the operating agreement between WP&L and WPL SPE permits WPL SPE's funds to be deposited in short-term investments. On the basis that the purpose of WPL SPE is to economize WP&L's short-term borrowing, as a condition of its approval, the Commission will require that WPL SPE may not invest in short-term instruments and is required to distribute all of its excess cash (cash not required to meet legitimate expenses of the SPE related to authorized activities of the SPE) daily.

AFFILIATED INVESTMENTS

     As discussed above, if the purpose of special purpose entities is to economize short-term funding of the operating company, any excess cash the program generates to SPEs should be flowed to the operating companies, including WP&L. However, section 5.03(i)(iv) of the sales agreement between the SPEs and Alliant SPE and 5.03(i)(iv) of the sales agreement between Alliant SPE and CIESCO would allow the collection agent (Alliant Energy Corporate Services, Inc.) to use the collections to invest in short-term demand notes of Alliant Energy. In addition, section 6.02(a) of the sales agreement between Alliant SPE


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Docket 6680-AU-110


and CIESCO would allow Alliant Energy Corporate Services, Inc., to deposit the collections in its bank accounts or the accounts of other Alliant affiliates.

     Wis. Stat. ss. 196.795(5)(c) prohibits WP&L from lending money to Alliant or any non-utility affiliate. However, Wisconsin statutes do not prohibit non-utility affiliates from investing in each other. Such investments under this program could have the indirect effect of WP&L lending to a non-utility affiliate. The Commission will not require that these options be removed from the various agreements, but will require appropriate conditions including that collections of receivables originated by WP&L be placed in a deposit account in the name of WP&L (but controlled by Alliant Energy Corporate Services, Inc.) unless and until such collections are controlled by CIESCO or by Citicorp North America.

ALLOCATION OF REVENUES AND EXPENSES

     The terms of the sales agreement between Alliant SPE and CIESCO should not allow Alliant SPE to use the receivables of WP&L to raise funds for or to lend the collections or other funds to non-utility affiliates. The Commission will require that the revenues and expenses associated with the funding for the operating companies be accounted for separately from the revenues and expenses associated with any investing (or lending) operation. Because the Commission will require that all proceeds associated with the sale of WP&L's receivables be flowed back to WP&L through WPL SPE, WP&L and WPL SPE should not be liable for any losses or expenses associated with any lending operation of its affiliates. Similarly, WP&L and WPL SPE should not be liable for any revenue or expense not related to the sales of WP&L's receivables.


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Docket 6680-AU-110


CAPITALIZATION OF SPES

     The operating agreements require an initial capital contribution be made by WP&L to WPL SPE and by WPL SPE to Alliant SPE. WP&L has indicated that approximately $10,000 of working capital will be necessary for administration of the Alliant program.

     In addition, the definition of purchase in section 1.01 of the sales agreements between WP&L and WPL SPE and between WPL SPE and Alliant SPE permits the transactions to be either a sale or capital contribution. This means that WP&L and WPL SPE can transfer the receivables as capital contributions. Under the applicable proposed agreements WP&L may receive capital investment in WPL SPE in lieu of cash. Also, WPL SPE may receive capital investment in Alliant SPE in lieu of a cash payment that could be used to make a cash payment for WP&L's receivables or to pay down WP&L's capital contributions.

     Under the current WP&L program, WP&L receives all of the proceeds from its sale of receivables. The issuance of an equity position in lieu of cash payment is contrary to the primary function of the Alliant program; that is, to provide short-term funding for the operating companies. As a condition of its approval, the Commission will require that WP&L sell its receivables for cash to the extent WPL SPE has cash available and will allow the transfer of receivables as a capital contribution to WPL SPE or for equity interests in WPL SPE only if and to the extent WPL SPE does not have cash available.

     The program design requires applicant's receivables to be sold through a series of affiliated transactions to CIESCO. At each transaction level, the program allows the sales to be for cash and/or capital contributions to the buying affiliate. In addition, the price at which WP&L sells its receivables to its affiliate includes a discount of 9 percent plus interest expense. To the extent that the costs of the program are less than the discount, the difference


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Docket 6680-AU-110


will produce a profit for the buying affiliate and a subsequent ownership interest to the selling affiliate. Since the purpose of the receivables sale program is to convert WP&L's receivables into immediately available funds, it is appropriate that WP&L receives the maximum funds available, taking into consideration the cash flows of the program. The Commission finds that an appropriate limit of total investment, that is, the total amount of capital contribution and ownership interest, of WP&L in WPL SPE and of WPL SPE in Alliant SPE is no more than 15 percent of the maximum monthly accounts receivables of WP&L for the prior 24 months. Consequently, the Commission will limit the sum of capital contribution and ownership interest of WP&L in WPL SPE to no more than 15 percent of the maximum monthly accounts receivables of WP&L for the prior 24 months, provided that such sum may exceed the 15 percent limit for no more than one business day at any one time. Similarly, the Commission will limit the sum of capital contribution and ownership interest of WPL SPE in Alliant SPE to no more than 15 percent of the maximum monthly accounts receivables of WP&L for the prior 24 months, provided that such sum may exceed the 15 percent limit for no more than one business day at any one time. The Commission will require the applicant to report all occurrences of investments exceeding the 15 percent limit within 5 business days of occurrence, along with the details regarding the circumstances producing the excess investment.

FINANCIAL CAPITAL STRUCTURE OF WP&L

     To analyze a utility's financial capital structure, the Commission imputes additional debt in the capital structure to reflect obligations arising out of capital leases. Similarly, the Commission considers WP&L's sales of receivables as debt inasmuch as it is a short-term financing program. Accordingly, the Commission intends to impute debt in WP&L's capital structure to reflect its


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Docket 6680-AU-110


obligations resulting from its sale of receivables. The Commission is aware that such treatment would be consistent with analyses conducted by financial analysts. At the $150,000,000 limit of the WP&L program, the sales of receivables would represent greater than 10 percent of WP&L's financial capital structure which, as shown in Table 1, is about $1.3 billion. As shown in the following table, WP&L's financial equity level as of December 31, 1999, considering the sales of receivables as debt, would be 45.06 percent, compared to 47.45 percent excluding the sales. At WP&L's current maximum sales level of $150 million, WP&L's financial equity level could be 5 percent lower than its equity level excluding the sales.

     In future rate proceedings or other matters involving consideration of WP&L's financial capital structure, the Commission intends to impute the amount of sales into WP&L's financial capital structure as short-term debt for assessing financial leverage.


-------------------------------------------------------------------------------------------------
                                     Table 1
-------------------------------------------------------------------------------------------------
                                                       Capital Structure
                                                    As of December 31, 1999
------------------------------- -----------------------------------------------------------------
                                 Without Imputation                 With Imputation
------------------------------- ---------------------- ------------------------------------------
                                                             Year-end              Maximum
------------------------------- ---------------------- --------------------- --------------------
                                  Amount     Percent     Amount    Percent    Amount    Percent
                                 ($1,000)               ($1,000)             ($1,000)
------------------------------- ------------ --------- ----------- --------- ---------- ---------
Common Equity                       599,097     47.45     599,097     45.06    599,097     42.41
------------------------------- ------------ --------- ----------- --------- ---------- ---------
Preferred Stock                      59,963      4.75      59,963      4.51     59,963      4.24
------------------------------- ------------ --------- ----------- --------- ---------- ---------
Short-term Indebtedness (1)         125,749      9.96     192,749     14.50    275,749     19.52
------------------------------- ------------ --------- ----------- --------- ---------- ---------
Long-term Indebtedness              477,840     37.84     477,840     35.93    477,840     33.83
                                    -------     -----     -------     -----    -------     -----
------------------------------- ------------ --------- ----------- --------- ---------- ---------
Total                             1,262,649    100.00   1,329,649     100.0  1,412,649    100.00
-------------------------------------------------------------------------------------------------
(1)  Imputation of short-term debt includes the sales of accounts receivables.
-------------------------------------------------------------------------------------------------


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Docket 6680-AU-110


                                      ORDER

     The Commission approves the agreements listed on Attachment A subject to the following conditions:

     1. No changes made to the arrangement that directly or indirectly affect WP&L or WPL SPE may be implemented without prior Commission approval.

     2. Jurisdiction is retained regarding WP&L's and WPL SPE's continued participation in the Alliant program. At such time as WP&L ceases participation in the program or the Commission so directs, WP&L shall cease sales of its receivables in the Alliant program. WPL SPE shall also cease sales of receivables in the Alliant program, and either dissolve or become inactive within 120 days thereafter, liquidate its investment in Alliant SPE, and return all funds and investments remaining to WP&L after paying the legitimate business expenses of the SPE, within that period of time.

     3. The Commission shall have full access to the books, records, documents or other information of WP&L, WPL SPE, Alliant SPE, and Alliant Energy Services Corporation, as collection agent, or their successors, as necessary, wherever situated, relating to the operation of the Alliant program.

     4. Fees paid to an affiliated interest, as defined in Wis. Stat.,ss. 196.52(1), in connection with services provided under the Alliant program shall either be based on contracts approved by the Commission or shall be the lesser of cost or fair market value for fees paid to the affiliated interest and the greater of cost or fair market value for fees paid to the utility.

     5. The calculation of costs which are allocated to WPL SPE shall be based on costs associated with the sale of receivables and exclude any costs associated with any investments made by or on behalf of Alliant SPE. The


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Docket 6680-AU-110


numerator of the allocator shall be the total accounts receivables sold by WP&L to WPL SPE and the denominator of the allocator shall be the total accounts receivables sold by all operating companies to their respective special purpose entities.

     6. The sum of WP&L's capital contribution and ownership interest in WPL SPE shall not exceed 15 percent of the maximum monthly accounts receivables of WP&L for the prior 24 months, provided that such sum may exceed the 15 percent limit for no more than one business day at any one time. The applicant shall report to the Commission all occurrences, under this order paragraph and order paragraph 11b, of investments exceeding the 15 percent limit within 5 business days of occurrence, along with the details regarding the circumstances producing the excess investment.

     7. The Alliant program shall to the extent possible be operated in a manner that involves a flow of funds to WP&L that mirrors the flow of funds to WP&L that would have occurred if WP&L has continued its independent program directly with CIESCO.

     8. All excess cash (cash not required to meet legitimate expenses of the SPEs related to authorized activities of the SPEs) generated by WPL SPE and Alliant SPE from the sale of WP&L's accounts receivables (whether as earnings or as return of capital) shall be returned to WP&L and credited against WP&L's expenses associated with the program. Moreover, the amount allowed to WP&L as bad debt expense for regulatory purposes shall be limited to actual net write-offs in accordance with current practices.

     9. Pursuant to Wis. Stat. ss. 196.795(5)(c), WP&L shall not lend any of the proceeds from the Alliant program to Alliant Energy Corporation or any of WP&L's non-utility affiliates. In addition, WP&L shall not invest such proceeds in any non-utility operation.


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Docket 6680-AU-110


     10. WP&L shall sell its receivables only to WPL SPE for the duration of the program. All such sales shall be for cash to the extent that WPL SPE has cash available, and receivables shall be transferred as a capital contribution to WPL SPE or for equity interests in WPL SPE only if and to the extent WPL SPE does not have cash available.

     11. WP&L shall discontinue selling its accounts receivables immediately (and WPL SPE will either dissolve or become inactive within 120 days thereafter, liquidate its investment in Alliant SPE, and return all funds and investments remaining to WP&L after paying the legitimate business expenses of the SPE, within that period of time) if any of the following events should occur:

          a. The Alliant program extends its aggregation to include the accounts receivables of any non-utility affiliate, as defined under Wis. Stats.ss. 196.795(1)(j), other than IES Utilities, Inc., and Interstate Power Company.

          b. The sum of WPL SPE's capital contribution and ownership interest in Alliant SPE exceeds 15 percent of the maximum monthly accounts receivables of WP&L for the prior 24 months, provided that such sum may exceed the 15 percent limit for no more than one business day at any one time.

          c. WPL SPE acquires any short-term investments, or long-term investments other than the capital contribution authorized in subparagraph 11b or WPL SPE enters into any borrowing, lending, or guaranteeing arrangements.

          d. WPL SPE lends any proceeds or funds to Alliant Energy Corporation or any other non-utility affiliate or invests the proceeds or other funds in any non-utility operation.


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          e.   Alliant SPE lends any proceeds or funds to Alliant Energy
          Corporation or any other non-utility affiliate or invests the proceeds or other funds in any non-utility operation.

          f.   WPL SPE sells its receivables to any entity other than Alliant
          SPE.

          g. Alliant SPE does not make daily cash payments of all excess cash (cash not required to meet the legitimate expenses of the SPE related to authorized activities of the SPE) generated by the WP&L receivables (whether as earnings or as return of capital) to WPL SPE.

          h. WPL SPE does not make daily cash payments of all excess cash (cash not required to meet the legitimate expenses of the SPE related to authorized activities of the SPE) to WP&L, whether such cash represents earnings or return of capital.

          i. Alliant SPE includes in its calculation of costs allocated to WPL SPE any costs associated with any investment made by or on behalf of Alliant SPE of its assets or the collections (i.e., cash proceeds from the receivables).

          j.   WP&L ceases to own 100 percent of WPL SPE.

          k. Alliant SPE ceases to be 100 percent owned by WPL SPE, IES SPE LLC and IPC SPE LLC.

     12. WP&L shall file with the Commission, within 120 days after the close of each year, a verified statement showing in detail the amounts of receivables sold, a detailed summary of the costs associated with the Alliant program, and a reconciliation of the cash received from the sales to the volume of receivables sold.


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Docket 6680-AU-110


     13. WP&L shall file with the Commission, within 120 days after the close of each year, a balance sheet, income statement and statement of cash flow for Alliant SPE and WPL SPE, in such detail as necessary to verify compliance with the conditions included in this order.

     14. Any sales of receivables by WP&L under the Alliant program shall not affect WP&L's obligations concerning its handling of customer accounts, including, but not limited to the requirements of Wis. Admin. Code chs. PSC 113 and 134.

     15. Signed copies of the agreements identified in Attachment A shall be filed with the Commission within 30 days after they are signed.

     16. Approval of the agreements is not a determination by the Commission that the charges associated with the Alliant program are just and reasonable.

     17. As authorized in Wis. Stat.ss.ss.196.02, 196.52, and 196.795, this order is expressly conditioned upon the reserve power of the Commission to terminate or to revise and amend its terms and conditions thereof, if, when, and as necessary to protect and promote the public interest.


Dated at Madison, Wisconsin,
                             ---------------------------------------
By the Commission:



---------------------------------------
Lynda L. Dorr
Secretary to the Commission


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Docket 6680-AU-110


                             Notice of Appeal Rights
                             -----------------------

          Notice is hereby given that a person aggrieved by the foregoing decision has the right to file a petition for judicial review as provided in Wis. Stat. ss. 227.53. The petition must be filed within 30 days after the date of mailing of this decision. That date is shown on the first page. If there is no date on the first page, the date of mailing is shown immediately above the signature line. The Public Service Commission of Wisconsin must be named as respondent in the petition for judicial review.

          Notice is further given that, if the foregoing decision is an order following a proceeding which is a contested case as defined in Wis. Stat.ss. 227.01(3), a person aggrieved by the order has the further right to file one petition for rehearing as provided in Wis. Stat.ss.
          227.49. The petition must be filed within 20 days of the date of mailing of this decision.

          If this decision is an order after rehearing, a person aggrieved who wishes to appeal must seek judicial review rather than rehearing. A second petition for rehearing is not an option.

          This general notice is for the purpose of ensuring compliance with Wis. Stat.ss. 227.48(2), and does not constitute a conclusion or admission that any particular party or person is necessarily aggrieved or that any particular decision or order is final or judicially reviewable.

          Revised 9/28/98


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


Docket 6680-AU-110                                                 ATTACHMENT A


                         Contracts Under the Arrangement
                         -------------------------------
             Approved by the Public Service Commission of Wisconsin
             ------------------------------------------------------

     1.   Operating Agreement of WPL SPE LLC, 6/30/00 draft

     2.   Operating Agreement of Alliant Energy SPE LLC, 6/30/00 draft

     3.   Receivables Sale Agreement Between WP&L and WPL SPE LLC, 1/24/00 draft

     4. Receivables Purchase and Sale Agreement Between WPL SPE LLC and Alliant Energy SPE LLC, 1/24/00 draft

     5. Receivables Purchase and Sale Agreement Among Alliant Energy SPE LLC and CIESCO, L.P., 2/1/00 draft

     6. Receivables Purchase and Sale Agreement Among Alliant Energy SPE LLC and CITIBANK, N.A., 2/1/00 draft

     7.   Alliant Energy Agreement, 1/24/00 draft


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